EXHIBIT 3.1

Amendment of Amended and Restated

Bylaws of Associated Banc-Corp

(a)  Retirement of Directors – A director shall retire as a director of the Corporation at the annual meeting following  ~~attainment of age seventy two (72).~~  such director’s attainment of age 72.  The Board of Directors may waive the retirement age requirement on an annual basis for a director provided that such director shall retire as a director of the Corporation no later than at the annual meeting following such director’s attainment of age 75.    ~~In the event a director is elected to a term which would cause the director to serve beyond age seventy two (72), the director shall be allowed to serve out the entire term for which he/she is elected unless said director desires to retire prior to the expiration of said term.~~